Exhibit 99.1

Fury Announces CAD$5,025,000 Non-Brokered Private Placement

Vancouver, Canada – September 22, 2021 – Fury Gold Mines Limited (TSX: FURY)(NYSE American: FURY) (“Fury” or the “Company”) has arranged a private placement for approximately CAD$5.025 million dollars from the sale of 6.7 million units of the Company at a price of CAD$0.75 per Unit (the “Placement”). Each Unit will consist of one common share of Fury (a “Common Share”) and one common share purchase warrant (each, a “Warrant”).

Each Warrant can be exercised to purchase a Common Share (a “Warrant Share”) at an exercise price of CAD$1.20 until the date that is three (3) years from the closing date. The expiry date of the Warrants can be accelerated to 30 days by notice from the Company should the Common Shares trade at a price equal to or greater than CAD$1.50 for 20 consecutive trading days.

Proceeds from the Offering will be used to fund continued exploration at the Company’s Eau Claire project in Quebec and for general working capital.

Completion of the Placement may be completed in multiple tranches and is subject to receipt of executed subscription agreements and funds and customary closing conditions including conditional approval from the Toronto Stock Exchange and the NYSE American.

The securities issued under the Placement will be subject to a four-month hold period under Canadian securities laws. The Common Shares, the Warrants or the Warrant Shares will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and will not be offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any securities sold to investors in the United States will be “restricted securities” and subject to restrictions on resale under the U.S. Securities Act. This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused gold exploration company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing exploration and developing mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines Limited, visit www.furygoldmines.com ..

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (437) 500-2529
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"), which relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements in this release reflect management's current estimates, expectations or beliefs regarding future events and so have inherent uncertainty and risk. Specific forward-looking statements contained in this release includes information relating to completion of the Placement.

Readers should refer to the risks discussed in the Company’s Base Shelf Prospectus and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which speak only as of the date made.

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